10026638

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Investment Counsel Company of Nevada

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10000 W. Charleston Blvd., Suite 280
(No. and Street)

Las Vegas (City) Nevada (State) 89135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deanna Matthews (702) 871-8510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piercy, Bowler, Taylor & Kern, CPAs
(Name – *if individual, state last, first, middle name*)

6100 Elton Avenue, Suite 1000, Las Vegas, Nevada 89107
(Address) (City) (State) (Zip Code)

Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Kathleen Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Investment Counsel Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
County of Clark-State of Nevada
SUSAN CONROY
No. 07-4048-1
My Appointment Expires June 18,, 2011

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public Copy

THE INVESTMENT COUNSEL COMPANY OF NEVADA
BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008 (restated)
ASSETS		
Current assets		
Cash and equivalents	$ **140,381**	$ 113,403
Accounts receivable	**7,018**	8,954
Investments	**25,060**	20,409
Prepaid expenses	**47,201**	18,417
	219,660	161,183
Property, equipment and other assets, net	**122,487**	165,207
	$ **342,147**	$ 326,390
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ **13,778**	$ 29,884
Accrued expenses	**99,600**	62,553
	113,378	92,437
Stockholders' equity		
Common stock, $100 par, 2,500 shares authorized, 1,000 shares issued and outstanding	**100,000**	100,000
Additional paid-in capital	**62,500**	62,500
Retained earnings	**66,269**	71,453
	228,769	233,953
	$ **342,147**	$ 326,390

See notes to financial statements.